EXHIBIT 99.1

Prosensa Regains Rights to Drisapersen From GSK and Retains Rights to All Other Programs for the Treatment of Duchenne Muscular Dystrophy (DMD)

LEIDEN, Netherlands and LONDON, Jan. 13, 2014 (GLOBE NEWSWIRE) -- Prosensa Holding N.V. (Nasdaq:RNA) and GlaxoSmithKline (GSK) today announced that Prosensa has regained all rights from GSK to drisapersen and will retain rights to all other programs for the treatment of Duchenne Muscular Dystrophy (DMD). This transfer of rights represents the termination of the collaboration agreement between GSK and Prosensa executed in 2009.

Prosensa will now have the full, unencumbered rights to continue the development of drisapersen as well as each of its DMD programs.

The parties have agreed that Prosensa is well suited to continue the development of all of the DMD programs. Prosensa and GSK have also agreed to make certain data from the drisapersen studies available in due course to the scientific community for the purpose of furthering the general understanding of DMD.

"We are fully committed to our mission of developing innovative, RNA-based therapeutics to address unmet medical needs for patients with rare genetic disorders," said Hans Schikan, Prosensa's Chief Executive Officer. "Prosensa is now in a favorable strategic position to advance the DMD portfolio, which includes drisapersen and five additional compounds, three of which are currently in clinical development. We will continue to work closely with patient groups, investigators, academia and regulators to ensure that we do everything we can to bring treatments to boys affected by DMD."

"We have completed our review and believe that further analysis of drisapersen data may benefit from being viewed in the context of the body of information which has been developed by Prosensa through their work on additional exon-skipping programs. We greatly valued the scientific expertise that Prosensa provided since our collaboration started in 2009." said Dr Carlo Russo, Senior Vice President, Head of GSK Rare Diseases Research & Development. "We worked closely with Prosensa with the aim of developing new medicines to help boys with DMD and thanks to the dedication of the boys and their families, we have gathered the largest clinical dataset related this condition. The value of this data to the scientific community's understanding of DMD should not be underestimated, and we would like to thank everyone who participated in the studies for their contributions and patience as we worked through our analyses."

Prosensa's Schikan, added "GSK has been a valuable development partner, and we are grateful for the commitment made by the company over the last four years to develop a disease modifying therapy for this devastating disease. Together we have been able to progress the largest global clinical program in DMD, and we have made tremendous progress in understanding the natural history and epidemiology of this rare and devastating disease.  We look forward to updating the community with our plans as soon we are in a position to do so."

About drisapersen and the clinical development program

Drisapersen, (previously GSK2402968/PRO051), an antisense oligonucleotide which induces exon skipping of exon 51, is currently in-late stage development for DMD. In 2009 GSK obtained an exclusive worldwide license from Prosensa to develop and commercialize drisapersen. Drisapersen has orphan drug status in the EU, US, Japan and Australia. In June 2013, drisapersen was granted Breakthrough Therapy designation by the US Food and Drug Administration.

The overall drisapersen clinical program comprises three double-blind, placebo-controlled studies (DMD114117, DMD114876 and DMD114044) and two long term open-label extension studies (DMD114673 and DMD114349).

For more information regarding the ongoing clinical studies involving drisapersen visit www.clinicaltrials.gov.

About DMD

Duchenne Muscular Dystrophy (DMD) is a severely debilitating childhood neuromuscular disease that affects up to 1 in 3,500 live male births. This rare disease is caused by mutations in the dystrophin gene, resulting in the absence or defect of the dystrophin protein. Patients suffer from progressive loss of muscle function, often making them wheelchair bound before the age of 12. Respiratory and cardiac muscle can also be affected by the disease. Few patients survive the age of 30.

About exon skipping

The dystrophin gene is the largest gene in the body, consisting of 79 exons. Exons are small sequences of genetic code which lead to the manufacture of sections of protein. In DMD, when certain exons are mutated/deleted, the RNA cannot read the genetic code past the fault. This prevents the rest of the exons being read, resulting in a non-functional dystrophin protein and the severe symptoms of DMD.

RNA-based therapeutics, specifically antisense oligonucleotides inducing exon skipping, are currently in development for DMD. This technology uses synthetic antisense oligonucleotides to skip an exon next to a deletion and thereby correct the reading frame, enabling the production of a novel dystrophin protein. Up to 13% of boys with DMD have dystrophin gene mutation/deletions amenable to an exon 51 skip.

About Prosensa Holding N.V.

Prosensa (Nasdaq:RNA) is a Dutch biotechnology company engaged in the discovery and development of RNA-modulating therapeutics for the treatment of genetic disorders. Its primary focus is on rare neuromuscular and neurodegenerative disorders with a large unmet medical need, including Duchenne muscular dystrophy, myotonic dystrophy and Huntington's disease.

www.prosensa.com

GSK – one of the world's leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For further information please visit www.gsk.com.

Prosensa Contact:
Prosensa Holding N.V.
Celia Economides, Senior Director IR & Corporate Communications
Phone: +1 917 941 9059
Email: c.economides@prosensa.nl

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Prosensa Forward Looking Statements

This press release contains certain forward-looking statements. All statements, other than statements of historical facts, contained in this press release, including statements regarding our strategy, future operations, future financial position, future revenues, projected costs, prospects, plans and objectives of management, are forward-looking statements. The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "target," "potential," "will," "would," "could," "should," "continue," and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements in this press release include statements around our exon -skipping drug candidates and our collaboration with GlaxoSmithKline (GSK). Actual results may differ materially from those projected or implied in such forward-looking statements. Such forward-looking information involves risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in the Company's SEC filings, including, but not limited to, the Company's Form 6-K containing this press release and certain sections of the Company's Registration Statement on Form F-1. In addition, any forward-looking statements represent our views only as of today and should not be relied upon as representing our views as of any subsequent date. While we may elect to update these forward-looking statements at some point in the future, we specifically disclaim any obligation to do so, even if our views change.

GSK Cautionary statement regarding forward-looking statements

GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect GSK' s operations are described under Item 3.D 'Risk factors' in the company's Annual Report on Form 20-F for 2012.

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